Thomas Kuehn has invested $5,000 as the Lead Investor in Vector ML Analytics.
Here’s why he’s investing:

Vector ML Analytics had the vision and foresight to build the core technology underpinning its financial planning and optimisation suite back in the old “new normal” of steady and low interest rates. At the same time Vector managed to build a substantial client book – despite the lack of urgency implied by rates and default risk compression.

Vector are well positioned to serve the sizeable proportion of non-bank lenders and regulated entities that are now waking up to the need for robust interest-rate risk, liquidity, and business pipeline management. Vector are ready to scale up quickly, with SOC compliance certification as well as AWS hosting and secure encrypted client data handling in place.

I expect that Vector’s focus on the underlying technology’s business-relevancy and the integration-readiness of its interface options (web, Excel, API) will increasingly be appreciated as a compelling alternative to the typical black box cum “shiny” graphical user interface offered by notable competitors.

Vector’s modular architecture paired with its staff’s deep subject-matter experience and software engineering capabilities means clients’ specific requirements can be accommodated swiftly, with onboarding times substantially reduced compared to less nimble competitors, who are typically tying up substantial resources in extensive parametrisation exercises.

Vector’s capability to swiftly integrate additional analytics is especially important for small, dynamic lenders, who for instance might choose to supplement ALM and financial planning tools with warehouse or securitisation analytics or even require analytics for external credit ratings.

The current threat of sustained operating environment uncertainty can be turned into an opportunity to future-proof client businesses by adding AI optimisation modules, once a

given client has addressed immediate BI deficiencies with Vector's core suite. This is especially compelling given the avalanche of AI tools that is challenging the bandwidth of even the keenest of observers. Vector can point clients to those AI flavours that promise to enhance risk-adjusted returns.

The backing and endorsements received from highly esteemed accelerators and existing investors and the still limited dilution means Vector seem currently at the investable sweet spot between proven track record and substantial future growth.